Klabin S.A.

Report of Independent Accountants on the Limited Review of Quarterly Information (ITR)

March 31, 2003


03022710



PricewaterhouseCoopers
Av. Francisco Matarazzo, 1400
Torre Torino
Caixa Postal 61005
05001-400 São Paulo, SP - Brasil
Telefone (11) 3674-2000

(A free translation of the original in Portuguese)

Report of Independent Accountants on the Limited Review

April 25, 2003

To the Board of Directors and Stockholders
Klabin S.A.

1 We have carried out limited reviews of the Quarterly Information (ITR) of Klabin S.A. for the quarters ended March 31, 2003 and 2002. This information is the responsibility of the Company's management. The reviews of the accounting information relating to the jointly-controlled companies Klabin Kimberly S.A. and KCK Tissue S.A., for the quarters ended March 31, 2003 and 2002, included in the Quarterly Information mentioned above, were conducted by other independent accountants. Our report, insofar as it relates to the amounts of these investments at March 31, 2003, in the amount of R$ 144,758 thousand (December 31, 2002 - R$ 142,086 thousand), and the equity in the results generated by them for the quarter then ended, in the amount of R$ 2,671 thousand (quarter ended March 31, 2002 - loss of R$ 8,411 thousand), as well as the respective assets and liabilities included in the Notes to the Quarterly Information, is based solely on the report of the other independent accountants.

2 Our reviews were carried out in conformity with specific standards established by the Institute of Independent Auditors of Brazil (IBRACON) in conjunction with the Federal Accounting Council (CFC) and mainly comprised: (a) inquiries of and discussions with management responsible for the accounting, financial and operating areas of the Company with regard to the main criteria adopted for the preparation of the quarterly information and (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on the Company's financial position and operations.

3 As mentioned in Note 14 to the Quarterly Information, although Klabin S.A. obtained the waiver of the requirement for early maturity of certain debts for the period up to December 31, 2002, compliance with some of the respective required financial indices under the debt contracts was not achieved at March 31, 2003. This fact may result, at the creditors' discretion, in the acceleration of payment and consequent reclassification from long-term maturities to short-term, in the amount of R$ 747,268 thousand.

4 Based on our limited reviews and on the reports of other independent accountants, except for the non-reclassification mentioned in paragraph 3 above, we are not aware of any significant adjustments which should be made to the quarterly information referred to in paragraph 1 in order that such information be stated in accordance with accounting practices adopted in Brazil applicable to the preparation of quarterly information, consistent with the Brazilian Securities Commission (CVM) regulations.

5 The Quarterly Information referred to in paragraph 1 also includes accounting information relating to the quarter ended December 31, 2002. We audited this information at the time of its preparation, in connection with the audit of the financial statements at that date, on which we issued our report dated February 14, 2003, which included a qualification for the matter mentioned in paragraph 3.

6 Klabin S.A. has investments in companies located in Argentina, which have a balance at March 31, 2003 of R$ 59,204 thousand (December 31, 2002 - R$ 52,952 thousand). As mentioned in Note 6 (b) to the Quarterly Information, it is impracticable in the current circumstances to determine the possible effects on the Company's business or on the realization of its assets resulting from the economic crisis and the recent economic measures adopted by the Government of Argentina.

7 Management's plans to comply with its financial obligations and to strengthen its working capital are mentioned in Note 2 to the Quarterly Information. In light of the need for stabilizing its financial position, the Company's ability to continue as a going concern depends on the successful implementation of these plans. The financial statements referred to in paragraph 1 were prepared in accordance with accounting principles applicable to companies operating as a going concern and do not include any adjustments that might result from the uncertainties regarding the outcome of management's plans.

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5

Paulo César Estevão Netto
Partner
Contador CRC 1RJ026365/T-6 "T" SP 002331

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM) (Unaudited)

QUARTERLY INFORMATION (ITR) 3/31/2003 Corporate Legislation

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

REGISTRATION WITH THE CVM DOES NOT IMPLY ANALYSIS OF THE COMPANY. MANAGEMENT IS RESPONSIBLE FOR THE ACCURACY OF THE INFORMATION PROVIDED.

01.01 - IDENTIFICATION

1 – CVM CODE	2 – COMPANY NAME	3 – FEDERAL TAXPAYERS' REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45
4 – STATE REGISTRATION NUMBER (NIRE) 35300188349		

01.02 – HEAD OFFICE

1 – ADDRESS			2 – SUBURB OR DISTRICT	
Rua Formosa nº 367 – 12º andar			Centro	
3 – POSTAL CODE 01075-900	4 - MUNICIPALITY São Paulo			5 – STATE SP
6- AREA CODE 011	7 – TELEPHONE 3225-4000	8 – TELEPHONE	9 – TELEPHONE	10 – TELEX
11- AREA CODE 011	12 – FAX 3225-4241	13 – FAX	14 – FAX	
15 – E-MAIL klabin@klabin.com.br				

01.03 – INVESTOR RELATIONS OFFICER (Company Mail Address)

1 – NAME Ronald Seckelmann				
2 – ADDRESS Rua Formosa nº 367 – 12º andar			3 – SUBURB OR DISTRICT Centro	
4 – POSTAL CODE 01075-900	5 – MUNICIPALITY São Paulo			6 – STATE SP
7- AREA CODE 011	8 – TELEPHONE 3225-4019	9 – TELEPHONE	10 – TELEPHONE	11 – TELEX
12- AREA CODE 011	13 – FAX 3225-4241	14 – FAX	15 – FAX	
16 – E-MAIL rseckelmann@klabin.com.br				

01.04 – GENERAL INFORMATION / INDEPENDENT ACCOUNTANT

CURRENT YEAR		CURRENT QUARTER			PRIOR QUARTER		
1 - BEGINNING	2 – END	3 - NUMBER	4 – BEGINNING	5 – END	6 - NUMBER	7 - BEGINNING	8 – END
1/01/2003	12/31/2003	1	1/01/2003	3/31/2003	4	10/01/2002	12/31/2002
9 – INDEPENDENT ACCOUNTANT PricewaterhouseCoopers Auditores Independentes						10 – CVM CODE 00287-9	
11 – PARTNER RESPONSIBLE Paulo Cesar Estevão Netto						12 – INDIVIDUAL TAXPAYERS' REGISTRATION NUMBER OF THE PARTNER RESPONSIBLE 018.950.957-00	

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM) (Unaudited)
QUARTERLY INFORMATION (ITR) 3/31/2003 Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01 - IDENTIFICATION

1 – CVM CODE	2 – COMPANY NAME	3 – FEDERAL TAXPAYERS' REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

01.05 – CAPITAL COMPOSITION

Number of shares (Units)	1 – CURRENT QUARTER 3/31/2003	2 – PRIOR QUARTER 12/31/2002	3 – SAME QUARTER IN PRIOR YEAR 3/31/2002
Paid-up Capital			
1 – Common	317,049,392	317,049,392	317,049,392
2 – Preferred	601,750,949	601,750,949	601,750,949
3 – Total	918,800,341	918,800,341	918,800,341
Treasury Stock			
4 – Common	221,829	221,829	221,829
5 – Preferred	895,216	895,216	895,216
6 – Total	1,117,045	1,117,045	1,117,045

01.06 – CHARACTERISTICS OF THE COMPANY

1 – TYPE OF COMPANY Commercial, Industrial and Other
2 – SITUATION Operating
3 – NATURE OF OWNERSHIP Private National
4 – ACTIVITY CODE 1160100 – Paper and pulp industry
5 – MAIN ACTIVITY Paper, pulp, packaging, forestation and reforestation
6 – TYPE OF CONSOLIDATION Full consolidation
7 – TYPE OF REPORT OF THE INDEPENDENT ACCOUNTANTS With exception

01.07 –COMPANIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 – CNPJ	3 – NAME

01.08 – DIVIDEND APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 – DATE APPROVED	4 - TYPE	5 – DATE OF PAYMENT	6 – TYPE OF SHARE	7 – AMOUNT PER SHARE

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM) (Unaudited)
QUARTERLY INFORMATION (ITR) 3/31/2003 Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01 - IDENTIFICATION

1 – CVM CODE	2 – COMPANY NAME	3 – FEDERAL TAXPAYERS' REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

01.09 – SUBSCRIBED CAPITAL AND ALTERATIONS IN THE CURRENT YEAR

1 - ITEM	2 - DATE OF ALTERATION	3 - CAPITAL (in thousands of reais)	4 – AMOUNT OF ALTERATION (in thousands of reais)	5 – NATURE OF ALTERATION	7 – NUMBER OF SHARES ISSUED (Units)	8 - SHARE PRICE ON ISSUE DATE (Reais)

01.10 – INVESTOR RELATIONS OFFICER

1 – DATE	2 – SIGNATURE
4/28/2003	

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM) (Unaudited)
QUARTERLY INFORMATION (ITR) 3/31/2003 Corporate Legislation
COMMERCIAL, INDSUTRIAL AND OTHER COMPANIES

01.01 - IDENTIFICATION

1 – CVM CODE	2 - NAME	3 – FEDERAL TAXPAYERS' REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

02.01- BALANCE SHEET - ASSETS (R$ thousands)

1 – CODE	2 – DESCRIPTION	3 – 3/31/2003	4 – 12/31/2002
1	Total assets	4,912,468	4,845,667
1.01	Current assets	990,081	894,540
1.01.01	Available funds	62,633	56,893
1.01.01.01	Cash and banks	51,611	54,348
1.01.01.02	Financial investments	11,022	2,545
1.01.02	Credits	565,242	518,178
1.01.02.01	Trade accounts receivable	487,458	503,093
1.01.02.02	Exchange acceptances and discounted trade receivables	(177,402)	(241,158)
1.01.02.03	Allowance for doubtful accounts	(15,528)	(16,072)
1.01.02.04	Subsidiary and associated companies	270,714	272,315
1.01.03	Inventories	255,244	229,733
1.01.04	Other	106,962	89,736
1.01.04.01	Taxes and contributions recoverable	62,258	51,465
1.01.04.02	Prepaid expenses	19,232	21,762
1.01.04.03	Other accounts receivable	25,472	16,509
1.02	Long-term receivables	1,111,266	1,103,553
1.02.01	Sundry credits	0	0
1.02.02	Receivables from related parties	670,112	668,202
1.02.02.01	Associated companies	0	0
1.02.02.02	Subsidiary companies	670,112	668,202
1.02.02.03	Other related companies	0	0
1.02.03	Other	441,154	435,351
1.02.03.01	Deferred income tax and social contribution	263,522	267,548
1.02.03.02	Judicial deposits	127,306	117,078
1.02.03.03	Taxes to offset	22,928	21,651
1.02.03.04	Prepaid expenses	6,119	7,393
1.02.03.05	Other accounts receivable	21,279	21,681
1.03	Permanent assets	2,811,121	2,847,574
1.03.01	Investments	833,553	841,449
1.03.01.01	In associated companies	16,704	16,772
1.03.01.02	In subsidiary companies	812,811	820,639
1.03.01.03	Other investments	4,038	4,038
1.03.02	Property, plant and equipment	1,787,934	1,801,820
1.03.03	Deferred charges	189,634	204,305

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM) (Unaudited)
QUARTERLY INFORMATION (ITR) 3/31/2003 Corporate Legislation
COMMERCIAL, INDSUTRIAL AND OTHER COMPANIES

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME	3 - FEDERAL TAXPAYERS' REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

02.02 – BALANCE SHEET – LIABILITIES AND STOCKHOLDERS' EQUITY (R$ thousands)

1 - CODE	2 – DESCRIPTION	3 – 3/31/2003	4 – 12/31/2002
2	Total liabilities and stockholders' equity	4,912,468	4,845,667
2.01	Current liabilities	2,052,861	1,977,578
2.01.01	Loans and financing	994,297	1,033,797
2.01.02	Debentures	524,206	482,705
2.01.03	Suppliers	183,986	182,716
2.01.04	Taxes, charges and contributions	57,638	25,877
2.01.04.01	Taxes payable	21,934	24,021
2.01.04.02	Provision for income tax and social contribution	35,704	1,856
2.01.05	Dividends payable	0	0
2.01.06	Provisions	0	0
2.01.07	Payables to related companies	200,408	140,010
2.01.08	Others	92,326	112,473
2.01.08.01	Salaries, vacation pay and payroll charges	38,018	51,008
2.01.08.02	Other accounts payable	54,308	61,465
2.02	Long-term liabilities	1,711,755	1,779,312
2.02.01	Loans and financings	879,024	980,683
2.02.02	Debentures	564,000	564,000
2.02.03	Provisions	0	0
2.02.04	Payable to related parties	25,689	6,263
2.02.05	Other	243,042	228,366
2.02.05.01	Deferred income tax and social contribution	7,886	8,231
2.02.05.02	Provision for contingencies	203,828	191,418
2.02.05.03	Other accounts payable	31,328	28,717
2.03	Deferred income	0	5,211
2.03.01	Lease with jointly-controlled company	0	5,211
2.05	Stockholders' equity	1,147,852	1,083,566
2.05.01	Capital	800,000	800,000
2.05.02	Capital reserves	194,892	193,632
2.05.02.01	Special Restatement – Law 8200/91	83,986	83,986
2.05.02.02	Share premium	109,646	109,646
2.05.02.03	Tax incentives	1,260	0
2.05.03	Revaluation reserve	93,262	93,799
2.05.03.01	Own assets	93,262	93,799
2.05.03.02	Subsidiary/associated companies	0	0
2.05.04	Revenue reserves	(3,865)	(3,865)
2.05.04.01	Legal	0	0
2.05.04.02	Statutory	0	0

01.01 - IDENTIFICATION

1 – CVM CODE	2 - NAME	3 – FEDERAL TAXPAYERS' REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

1 - CODE	2 – DESCRIPTION	3 – 3/31/2003	4 – 12/31/2002
2.05.04.03	Contingencies	0	0
2.05.04.04	Unrealized profits	0	0
2.05.04.05	Retention of profits	0	0
2.05.04.06	Special for undistributed dividends	0	0
2.05.04.07	Other revenue reserves	(3,865)	(3,865)
2.05.04.07.01	Treasury stock	(3,865)	(3,865)
2.05.05	Retained earnings (accumulated losses)	63,563	0

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM) (Unaudited)
QUARTERLY INFORMATION (ITR) 3/31/2003 Corporate Legislation
COMMERCIAL, INDSUTRIAL AND OTHER COMPANIES

01.01 - IDENTIFICATION

1 – CVM CODE	2 - NAME	3 – FEDERAL TAXPAYERS' REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

03.01 – STATEMENT OF OPERATIONS (R$ thousands)

1 – CODE	2 - DESCRIPTION	3- 1/01/2003 to 3/31/2003	4 - 1/01/2003 To 3/31/2003	5- 1/01/2002 to 3/31/2002	6 - 1/01/2002 to 3/31/2002
3.01	Gross sales and/or services revenues	861,316	861,316	559,765	559,765
3.02	Deductions	(91,104)	(91,104)	(61,096)	(61,096)
3.03	Net sales and/or service revenues	770,212	770,212	498,669	498,669
3.04	Cost of sales and/or services rendered	(382,776)	(382,776)	(299,868)	(299,868)
3.05	Gross profit	387,436	387,436	198,801	198,801
3.06	Operating income/expenses	(288,033)	(288,033)	(190,291)	(190,291)
3.06.01	Selling	(74,968)	(74,968)	(55,419)	(55,419)
3.06.02	General and administrative	(30,475)	(30,475)	(35,877)	(35,877)
3.06.03	Financial	(166,508)	(166,508)	(79,729)	(79,729)
3.06.03.01	Financial income	(8,888)	(8,888)	2,269	2,269
3.06.03.02	Financial expenses	(157,620)	(157,620)	(81,998)	(81,998)
3.06.04	Other operating income	14,440	14,440	6,601	6,601
3.06.05	Other operating expenses	(22,815)	(22,815)	(18,668)	(18,668)
3.06.06	Equity in the earnings of subsidiaries	(7,707)	(7,707)	(7,199)	(7,199)
3.07	Operating profit	99,403	99,403	8,510	8,510
3.08	Non-operating income	1,151	1,151	(496)	(496)
3.08.01	Income	1,156	1,156	0	0
3.08.02	Expenses	(5)	(5)	(496)	(496)
3.09	Income before taxes and participations	100,554	100,554	8,014	8,014
3.10	Provision for income tax and social contribution	(33,666)	(33,666)	(8,440)	(8,440)
3.11	Deferred income tax	(3,680)	(3,680)	8,064	8,064
3.12	Statutory participations and contributions	0	0	0	0
3.12.01	Participations	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on capital	0	0	0	0
3.15	Net income(loss) for the period	63,208	63,208	7,638	7,638
	NUMBER OF SHARES (units) Ex-Treasury Stock	917,683,296	917,683,296	917,683,296	917,683,296
	NET INCOME PER SHARE	0.06888	0.06888	0.00832	0.00832
	LOSS PER SHARE				

04.01 – NOTES TO THE QUARTERLY INFORMATION

1 OPERATIONS

The Notes to the Quarterly Information are presented in thousands of reais and thousands of U.S. dollars, except when stated in cents.

Klabin S.A. and its subsidiaries operate in the following segments of the pulp and paper industry to meet the needs of the domestic (63% of net revenue) and foreign (37%) markets: reforestation and wood, bleached cellulose from eucalyptus, soluble and special cellulose, newsprint (discontinued), printing paper, toilet paper, packaging paper, sacks, envelopes and corrugated cardboard boxes. Their operations are fully integrated from forestation to production of the end products.

Up to March 31, 2003, the activities of Klabin in the newsprint segment were carried out through Norske Skog Klabin Comércio e Indústria Ltda. (NSK), a joint venture in which Klabin held a 50% investment together with Norske Skog do Brasil Ltda., a subsidiary of Norske Skoindustrier ASA of Norway.

As provided by the "Quotaholders Agreement (Norske Skog - Klabin)" dated February 25, 2000, the manufacture of newsprint by NSK was stopped on March 31, 2003, and the corresponding machinery and equipment used in the production process were converted to the production of packaging by Klabin. Also according to this agreement, Klabin will be entitled to sell to Norske Skog do Brasil Ltda. the quotas comprising the investment of Klabin in the joint venture at an amount equivalent in U.S. dollars to R$ 56,500 (US$ 18,800), adjusted as defined by the above-mentioned agreement. On April 8, 2003, Klabin received the amount of R$ 30,011 (US$ 9,500) in cash, as an advance of part of the payment for the sale option. Part of the remaining payment will be made through the transfer of tax credits of NSK in favor of Klabin.

Klabin's activities in the disposable papers sector are mainly carried out through Klabin Kimberly S.A., a joint-venture with Kimberly-Clark since May 1998, in four plants located in the following States: Santa Catarina, São Paulo and Bahia.

According to the "Stockholder's Agreement" related to the governance of Klabin Kimberly's activities, during the months of April, May and June of 2003, 2004, 2005 or 2006 (option period), Klabin will be entitled to sell to Kimberly Clark the total amount of its shares in Klabin Kimberly.

As described in Note 10(c), the debenture issue document requires Klabin to exercise its sale option of Klabin Kimberly to Kimberly Clark up to June 30, 2003.

2 FINANCIAL RESTRUCTURING

As the Brazilian and foreign economic perspectives deteriorated at the end of 2002, Klabin faced difficulties in attempting to refinance its debts with creditors, especially the foreign ones. Moreover, the financial condition of Klabin was impaired by the valuation of the U.S. dollar against the Brazilian real (52% during the year 2002), mainly in the second half of 2002, causing a significant increase of its indebtedness in terms of Brazilian currency.

As a result of these difficulties, Klabin restructured its domestic and foreign liabilities, which included the issue of 10,360 debentures from the fourth issue, first and second series, in the total amount of R$ 1,036,000, which occurred on December 15, 2002. Of this amount, R$ 472,000 refers to the first series due on October 15, 2004, and the remaining amount of R$ 564,000 refers to the second series debenture due on December 15, 2005 (see Note 10 for details on debentures, including guarantees and additional obligations of Klabin).

This restructuring substantially reduced the liabilities of Klabin indexed to the U.S. dollar, subject to high volatility, as verified during the year 2002.

In addition, the following actions are being pursued to strengthen the Company's working capital:

i) Increase in generation of operating cash flow by (a) the continuous efforts to export pulp, kraftliner and other products; and (b) the improvement of prices practiced in the local market.

ii) Disposal of assets in an amount considered sufficient to supplement the working capital needs of Klabin, as well as comply with the obligations related to the issuance of debentures (see details in Note 10).

Klabin's management believes that the restructuring of its financial liabilities and the implementation of the above-mentioned actions to strengthen its working capital will create a long-term solution for the financial situation of the Company. At March 31, 2003, the current liabilities of Klabin exceeded the consolidated current assets by R$ 957,428 (December 31, 2002 – R$ 1,009,561).

3 SIGNIFICANT ACCOUNTING POLICIES

(a) Accounting principles applied

The quarterly information has been presented in conformity with accounting principles determined by Brazilian Corporate Legislation and has been prepared based on principles, methods and criteria consistent with those applied in the preparation of the financial statements for the year ended December 31, 2002.

(b) Consolidation of the financial statements of jointly-controlled companies

In accordance with CVM Instruction 247/96, the financial statements of the jointly-controlled companies Klabin Kimberly S.A., KCK Tissue S.A. and Norske Skog Klabin Comércio e Indústria Ltda. are being consolidated on a proportional basis. The ownership in these companies is 50%.

04.01 – NOTES TO THE QUARTERLY INFORMATION

The summarized balance sheet and statements of operations of these jointly-controlled companies are shown below:

BALANCE SHEET

	Consolidated Klabin Kimberly S.A.		KCK Tissue S.A.		Norske Skog Klabin Com. Ind. Ltda.	
ASSETS	3/31/2003	12/31/2002	3/31/2003	12/31/2002	3/31/2003	12/31/2002
Current assets	197,099	159,161	30,623	27,719	93,618	91,845
Long-term receivables	25,511	19,325			3,888	14,943
Permanent assets	262,491	252,085	75,023	69,456		213
	485,101	430,571	105,646	97,175	97,506	107,001
LIABILITIES AND STOCKHOLDERS' EQUITY						
Current liabilities	211,915	157,603	52,611	51,359	108,090	87,342
Long-term liabilities	25,527	23,684	10,934	10,666		
Minority interest	247	263				
Stockholders' equity (net capital deficiency)	247,412	249,021	42,101	35,150	(10,584)	19,659
	485,101	430,571	105,646	97,175	97,506	107,001

STATEMENT OF OPERATIONS FOR THE QUARTERS ENDED:

	Consolidated Klabin Kimberly S.A.		KCK Tissue S.A.		Norske Skog Klabin Com. Ind. Ltda.	
	3/31/2003	3/31/2002	3/31/2003	3/31/2002	3/31/2003	3/31/2002
Net sales revenue	148,718	94,814	11,723	11,576	45,719	27,606
Cost of sales	(98,992)	(63,992)	(9,781)	(5,538)	(47,796)	(23,641)
Gross profit	49,726	30,822	1,942	6,038	(2,077)	3,965
Operating expenses	(46,390)	(33,226)	(1,126)	(5,631)	(28,846)	(1,796)
Financial result	(5,546)	(2,070)	3,275	(4,670)	(2,734)	(449)
Operating income	(2,210)	(4,474)	4,091	(4,263)	(33,657)	1,720
Non-operating income (expenses)	246	(32)			(213)	
Social contribution /income tax	338	1,210			3,627	(592)
Minority interest	16	(2)				
Net income for the quarter	(1,610)	(3,298)	4,091	(4,263)	(30,243)	1,128

4 RESTRICTED CASH

Financial investments include the amounts of R$ 10,451 – parent company and R$ 40,950 - consolidated (December 31, 2002 -R$ 44,395 - consolidated), which are pledged in guarantee of loans.

5 INCOME TAX AND SOCIAL CONTRIBUTION

(a) Nature and expected realization or payment of deferred taxes

	3/31/2003		12/31/2002	
	Income tax	Social contribution	Income tax	Social contribution
				Parent company
Non-deductible provisions	84,324	24,037	73,390	26,420
Taxes being questioned in court	34,474		32,241	
Tax losses	84,487	36,200	97,029	38,468
Long-term receivables	**203,285**	**60,237**	**202,660**	**64,888**
Incentive benefit of accelerated depreciation	6,919	967	7,264	967
Long-term liabilities	**6,919**	**967**	**7,264**	**967**
				Consolidated
Non-deductible provisions	84,324	24,634	73,486	27,080
Taxes being questioned in court	34,474		32,241	
Tax losses	91,286	45,524	101,841	46,809
Long-term receivables	**210,084**	**70,158**	**207,568**	**73,889**
Incentive benefit of accelerated depreciation	6,919	967	7,264	967
Long-term liabilities	**6,919**	**967**	**7,264**	**967**

The composition of the above-mentioned long-term receivables relating to 2003 does not include credits on temporary additions in the amount of R$ 1,944 of Norske Skog Klabin Comércio e Indústria Ltda., which are expected to be realized during the split-off process, through the transfer of the asset to Norske Skog do Brasil Ltda.

The credits relating to non-deductible provisions, mainly the allowance for doubtful accounts, labor and tax contingencies and taxes being questioned in court, will be realized as the final outcomes are known.

04.01 – NOTES TO THE QUARTERLY INFORMATION

Management, based on its budget and a business plan approved by the Fiscal Council and the Board of Directors, expects that the credits relating to tax and social contribution losses carried forward will be realized from 2003 to 2007, as shown below:

		3/31/2003		12/31/2002
	Income tax	Social Contribution	Income tax	Social Contribution
				Parent company
2003	39,169	14,101	39,169	14,101
2004	51,328	18,478	51,328	18,478
2005	59,167	21,300	59,167	21,300
2006	49,306	6,358	49,306	11,009
2007	4,315		3,690	
	203,285	**60,237**	**202,660**	**64,888**
				Consolidated
2003	39,169	15,256	39,265	15,291
2004	51,641	20,059	51,641	20,059
2005	59,514	22,875	59,514	22,875
2006	49,595	7,670	49,595	12,322
2007	10,165	4,298	7,553	3,342
	210,084	**70,158**	**207,568**	**73,889**

04.01 – NOTES TO THE QUARTERLY INFORMATION

(b) **Reconciliation of income tax and social contribution with pre-tax income multiplied by the tax rates:**

(i) Parent company

	31/03/2003		31/03/2002	
	Income tax	Social Contribution	Income tax	Social contribution
Income before income tax and social contribution	100,554	100,554	8,014	8,014
Tax rate	25%	9%	25%	9%
	25,139	**9,050**	**2,004**	**721**
Income tax and social contribution in statement of operations:				
. Current	28,422	5,244	7,225	1,215
. Deferred	(970)	4,650	(7,701)	(363)
	27,452	9,894	(476)	852
Difference	**2,313**	**844**	**(2,480)**	**131**
Reconciliation:				
Permanent additions:				
. Equity in the earnings of subsidiaries	7,707	7,707	7,199	7,199
. Private pension contribution			2,476	2,476
. Realization of special monetary restatement	501	501	825	825
. Donations and free gifts	1,152	1,152	676	676
. Non-deductible royalties	1,267		880	
. Amortized goodwill	1,450		1,450	
. Other	19		258	254
	12,096	9,360	13,764	11,430
Tax rate	25%	9%	25%	9%
Total permanent additions	3,024	842	3,441	1,029
Fiscal incentive deductions (Workers' Meal Program (PAT))	(705)			
Recognition - merged companies			(5,796)	(921)
Others	(6)	2	(125)	23
	2,313	**844**	**(2,480)**	**131**

04.01 – NOTES TO THE QUARTERLY INFORMATION

(ii) **Consolidated**

	3/31/2003		3/31/2002	
	Income tax	Social contribution	Income tax	Social contribution
Income before income tax and social contribution	101,568	101,568	8,923	8,923
Tax rate	25%	9%	25%	9%
	25,392	**9,141**	**2,231**	**803**
Income tax and social contribution in the statement of operations:				
. Current	30,679	5,798	8,274	1,587
. Deferred	(2,975)	4,018	(8,190)	(609)
	27,704	9,816	84	978
Difference	**2,312**	**675**	**(2,147)**	**175**
Reconciliation:				
Permanent additions (exclusions)				
. Equity in the earnings of subsidiaries	67	67	(175)	(175)
. Private pension contribution	10	10	2,733	2,733
. Realization of special monetary restatement	501	501	828	828
. Donations and free gifts	1,204	1,204	691	691
. Amortized goodwill	1,450		1,450	
. Royalties	9,982		1,779	
. Others	46		287	257
	13,260	1,782	7,593	4,334
Tax rate	25%	9%	25%	9%
Total permanent additions (exclusions)	3,315	160	1,898	390
Deferred tax credit not recorded	1,107	1,102	1,786	578
Formation of merged companies			(5,796)	(921)
Tax effects on exchange variation of foreign investments	796	287		
Offset of tax losses not previously recognized	(133)	(117)	(279)	(42)
Elimination of profits not taxed abroad	(1,998)	(745)		
Tax incentive deductions - PAT	(705)			
Others	(70)	(12)	244	170
	2,312	**675**	**(2,147)**	**175**

04.01 – NOTES TO THE QUARTERLY INFORMATION

6 INVESTMENTS IN SUBSIDIARY AND ASSOCIATED COMPANIES

			Parent company
At March 31, 2003	Direct and Indirect Investment - %	Investment	Equity in the Earnings Accumulated for the quarter
Klabin Riocell Limited	99.90	63,590	(2,494)
Klabin Bacell S.A.	81.71	304,477	3,777
Riocell S.A.	100.00	69,555	(389)
Mirca Limited	100.00	172,324	(3,920)
Klabin Kimberly S.A.	50.00	123,706	(805)
KCK Tissue S.A.	50.00	21,052	3,476
Norske Skog Klabin Com. e Ind. Ltda.	50.00		(9,831)
Klabin Argentina S.A.	100.00	38,152	2,775
Norcell S.A.	13.85	14,946	(66)
Others		21,713	(230)
		829,515	**(7,707)**

(a) Investment in Riocell S.A.

On December 1, 2002, as part of the structure of the guarantees pledged in favor of the fourth issue, second series debenture holders (see Note 10), Riocell S.A. (a company set up by Klabin S.A. for this special purpose) received, as a capital increase and as the payment for debentures convertible into Riocell shares in the amounts of R$ 70,106 and R$ 619,050, respectively, all property, plant and equipment of the Guaiba plant (RS). The 61,905 debentures due on January 31, 2005 are remunerated at a fixed interest rate of 1% per six-month period, plus variable interest equivalent to 90% of the pre-tax income of Riocell.

Klabin holds 100% of the capital of Riocell S.A., whose main activities are the manufacture and sale of pulp, paper and related products, including imports and exports of pulp, agriculture, forestation and reforestation.

Because of the above-mentioned plant transfer, Klabin S.A. and Riocell S.A. entered into a leasing and exploitation agreement in which Klabin S.A. leased the plant (in full operation, including the manufacturing of pulp and paper) from Riocell S.A. for a non-renewable term of six months, with a monthly payment of R$ 5,000.

Until Riocell S.A. is able to operate independently, its main revenue will be provided by the amounts paid by Klabin, in accordance with the leasing agreement mentioned above. Afterward, its main revenue will be provided by the activities described above.

(b) **Investments in Argentina**

Although there were some improvements in certain important economic indexes of the country at the end of 2002 and during the first quarter of 2003, mainly related to the stabilization of the foreign exchange rate and the reversal of the declining trend in industrial and commercial activities, it is still impossible to determine with confidence and accuracy the effects on the business of the investees KCK Tissue S.A. and Klabin Argentina S.A. from the economic crisis of that country, as well as the related economic measures adopted by the Government, and the potential effects on the investments maintained by Klabin in Argentina at March 31, 2003, totaling R$ 59,204 (December 31, 2002 - R$ 52,952).

However, based on information available at the time of the preparation of this quarterly information, management believes that no additional losses are expected to occur which have not been reflected.

7 PROPERTY, PLANT AND EQUIPMENT

(i) **Parent company**

	Annual depreciation rate	Cost	Revaluation	Accumulated depreciation and depletion	Accumulated depreciation on revaluations	Total
Land		95,732	75,989			171,721
Buildings and improvements	4%	264,776	46,053	(105,186)	(29,108)	176,535
Machinery, equipment and installations	5% to 20%	2,049,516	98,248	(1,059,835)	(98,235)	989,694
Transportation equipment	20%	50,006		(44,830)		5,176
Furniture and fixtures	10%	16,603		(12,263)		4,340
Computers and software	20%	72,924		(46,634)		26,290
Forestation and reforestation		452,861		(160,490)		292,371
Investments in progress		79,473				79,473
Other	10%	51,688	7,055	(12,131)	(4,278)	42,334
		3,133,579	**227,345**	**(1,441,369)**	**(131,621)**	**1,787,934**

04.01 – NOTES TO THE QUARTERLY INFORMATION

(ii) Consolidated

	Annual Depreciation rate	Cost	Revaluation	Accumulated depreciation and depletion	Accumulated depreciation on revaluations	Total
Land		151,364	75,989			227,353
Buildings and improvements	4%	429,986	46,053	(170,664)	(29,108)	276,267
Machinery, equipment and installations	5% to 20%	3,385,985	98,248	(1,599,025)	(98,235)	1,786,973
Transportation equipment	20%	54,121		(48,520)		5,601
Furniture and fixtures	10%	25,099		(18,140)		6,959
Computers and software	20%	99,998		(67,809)		32,189
Forestation and reforestation		579,247		(209,570)		369,677
Investments in progress		149,434				149,434
Others	10%	61,927	7,055	(15,130)	(4,278)	49,574
		4,937,161	**227,345**	**(2,128,858)**	**(131,621)**	**2,904,027**

(a) As approved by the General Meetings of stockholders held between 1983 and 1992, Indústrias Klabin S.A., which was merged into Klabin S.A., recorded revaluations of assets based on appraisals made by experts. As permitted under the terms of the IBRACON Technical Pronouncement XXI, ratified by CVM Resolution 183/95, management opted to maintain the revaluation reserves recorded in the accounting records at June 30, 1995.

(b) Based on CVM Deliberation 183/95, the amount of the realization of the revaluation reserve is transferred to retained earnings, together with the amount of income tax and social contribution on this realized revaluation reserve.

04.01 – NOTES TO THE QUARTERLY INFORMATION

8 DEFERRED CHARGES

		March 31, 2003			December 31, 2002
		Cost	Accumulated amortization	Net	Net
Parent company					
Goodwill on the acquisition of :					
. Klamasa Participações S.A.	(i),(ii)	83,836	23,753	60,083	64,274
. Igaras Papéis e Embalagens S.A.	(ii)	186,364	70,591	115,773	125,090
Implementation expenses	(iii)	88,832	77,301	11,531	12,216
Reorganization expenses	(iii)	2,484	1,821	663	811
Others		7,265	5,681	1,584	1,914
		368,781	179,147	189,634	204,305
Consolidated					
Klabin Kimberly S.A.	(iv)	34,720	19,244	15,476	16,964
Klabin Bacell S.A.	(v)	54,625	29,656	24,969	26,266
Klabin Argentina S.A.		12,223	9,786	2,437	2,801
Others		2,699	538	2,161	2,079
		473,048	238,371	234,677	252,415

(i) This corresponds to the net amount of the goodwill and negative goodwill of R$ 255,332 and R$ 171,496, respectively, which was recorded by Klabin S.A. in connection with the merger of Indústrias Klabin S.A.

(ii) The goodwill amounts are based on the expectation of future profitability and are being amortized based on the related projections of profits (in up to five years)

(iii) These are pre-operating expenses of the bleaching and soda-chlorine units of Klabin S.A., which are being amortized over ten years, as well as the implementation and pre-operating expenses of several projects of the industrial divisions, which are being amortized over five to ten years.

(iv) This goodwill amount is mainly based on the future profitability of Lalekla S.A., which is being amortized over five years.

(v) This refers to expenses related to the start-up of Klabin Bacell S.A., when the production level with the desired quality followed a learning curve ending in December 1997. It is being amortized at the rate of 10% per year.

04.01 – NOTES TO THE QUARTERLY INFORMATION

9 LOANS

(a) Position

	Annual interest - %	Short-term	Long-term	Parent company Total
In local currency				
. National Bank for Economic and Social Development (BNDES)	7.0 to 13.0	146,538	396,106	542,644
. Government Agency for Machinery and Equipment Financing (FINAME)	7.5 to 13.0	15,840	18,510	34,350
. Other	1.0 to 23.8	247,184	4,542	251,726
		409,562	419,158	828,720
Foreign currency (*)				
. Loan to finance property, plant and equipment	1.5 to 12.0	18,775	27,034	45,809
. Eurobonds	11.0	3,443	234,717	238,160
. Export financing	2.6 to 15.9	418,475	246,530	665,005
. Other	4.0 to 12.0	146,140		146,140
		586,833	508,281	1,095,114
		996,395	**927,439**	**1,923,834**
. Interest rate swap contract - hedge	100 to 121.5 of interbank certificate of deposit rate (CDI)	(2.098)	(48,415)	(50,513)
		994,297	**879,024**	**1,873,321**

Long-term maturities:	Financing	Hedge	Total
2004	552,827		552,827
2005	160,354		160,354
2006	99,009		99,009
2007	80,969		80,969
2008	23,259	(48,415)	(25,156)
2009	5,750		5,750
2010	5,271		5,271
	927,439	**(48,415)**	**879,024**

04.01 – NOTES TO THE QUARTERLY INFORMATION

	Interest - %				Consolidated
	Weighted average	Annual	Short-term	Long-term	Total
Local currency					
. BNDES	10.7	7.0 to 13.0	147,598	396,106	543,704
. FINAME	10.2	7.5 to 13.0	18,343	21,836	40,179
. Other	10.6	1.0 to 33.5	277,633	5,633	283,266
			443,574	423,575	867,149
Foreign exchange (*)					
. Loan to finance property, plant and equipment	6.3	1.5 to 12.0	38,523	52,203	90,726
. Eurobonds	11.0	11.0	1,200	75,965	77,165
. Export financing	5.2	2.6 to 15.9	374,475	198,521	572,996
. Other	7.3	4.0 to 12.0	275,829		275,829
			690,027	326,689	1,016,716
			1,133,601	**750,264**	**1,883,865**
. Interest rate swap contract - hedge		100 to 121.5 of CDI	(2.098)	(48.415)	(50,513)
			1,131,503	**701,849**	**1,833,352**

Long-term maturities:	Financing	Hedge	Total
2004	362,109		362,109
2005	170,111		170,111
2006	101,432		101,432
2007	82,302		82,302
2008	23,289	(48,415)	(25,126)
2009	5,750		5,750
2010	5,271		5,271
	750,264	**(48,415)**	**701,849**

(*) 96% in US$ and 4% in EURO.

On March 11, 2003, a swap contract with Banco Votorantin S.A. in the amount of US$ 150 million was redeemed before its maturity date in December 2005. This transaction generated a financial gain of R$ 12, 889 thousand, net of income tax.

A US$ 100 million swap contract, which matures in February 2008, was entered into with the same financial institution on the same date.

(b) Guarantees

The accrued financial charges are included in the loan accounts, which are backed by inventories, land, buildings, improvements, machinery, equipment and installations, as well as guarantees and sureties from third parties.

10 DEBENTURES

As mentioned in Note 2 – Financial Restructuring, Klabin issued 10,360 of its fourth debenture issue on December 15, 2002. These debentures are registered and nominative, non-convertible into shares, and have a unit value of R$ 100 and total amount of R$ 1,036,000. They have the following characteristics:

(a) Series and maturities

The Company issued first series debentures in the amount of R$ 472,000 due on October 15, 2004, and second series debentures in the amount of R$ 564,000, due on December 15, 2005.

The first series debentures were classified in current liabilities because of the term described in item (c.2) below.

(b) Remuneration and payment

Debentures are remunerated at 100% of the SELIC rate, plus 4.5% per year, which can reach up to 7.5% per year, if Klabin does not comply with certain conditions included in the debenture issue indenture. The second series debentures will be subject to two scheduled renegotiations, the first on December 15, 2003 and the second on December 15, 2004. The interest is to be paid quarterly, on the 15th of March, June, September and December of each year.

(c) Special conditions and restrictions related to financial indexes

(c.1) Special conditions

According to the terms of the debenture issue indenture, Klabin shall:

(i) exercise, up to June 30, 2003, a put option, in accordance with the Stockholders' Agreement signed with Kimberly Clark, in relation to its shares in the capital of Klabin Kimberly S.A.;

(ii) dispose and obtain the resulting financial settlement up to October 15, 2003 of any assets (including shares of Klabin Kimberly S.A. capital) in an amount sufficient to realize the mandatory redemption of first series debentures, regardless of the put option mentioned above.

In addition, Klabin is required to redeem in advance all second series debentures up to December 15, 2003, in the event that Kimberly Clark Tissue do Brasil Ltda. and/or its parent company Kimberly Clark Worldwide, Inc. do not accept the right of Klabin to exercise its option to sell its shares of Klabin Kimberly S.A. up to June 30, 2003 as determined in the stockholders agreement.

The non-compliance with all the above-mentioned conditions will result in the immediate maturity of all issued debentures.

(c.2) Restrictions related to financial indexes

Klabin has to maintain a debt/EBITDA (earnings before interest, taxes, depreciation and amortization) ratio according to the terms defined in the issue indenture – of no more than 2.0 or 2.3 (in case the consolidated short-term debt is no more than 40% of its total debt) for the 12-month period ending September 30, 2003. The non-compliance with this condition will automatically increase the interest rate by 3% per year and accelerate the maturity date of all second series debentures to December 15, 2003.

(d) Guarantees

As a guarantee for the first series debentures, the stockholders of Klabin S.A. pledged sureties and 59.45% and 20.52% of the voting capital and the total capital, respectively, of Klabin S.A.

In order to guarantee the second series debentures, the stockholders of Klabin S.A. pledged sureties, in addition to Riocell S.A. shares held by Klabin S.A. and its subsidiary Klabin do Paraná Produtos Florestais Ltda., corresponding to 100% of the total capital. In addition, these debentures are backed by mortgages on plants owned by Klabin and Riocell S.A., as well as rural properties (forests) and their respective improvements.

11 STOCKHOLDERS' EQUITY

(a) Changes

Balances at December 31, 2002	**1,083,566**
Fiscal incentives	1,260
Net income for the period	63,208
Income tax on revaluation reserve	(182)
Balance at March 31, 2003	**1,147,852**

(b) Revaluation reserve

In accordance with the provisions of CVM Instruction 197/93, the Company decided not to apply the requirement of articles 1 and 2 of CVM Instruction 189/92 (income tax and social contribution on the revaluation reserve). The application of these requirements would adjust the revaluation reserve by the following amounts:

Revaluation reserve at March 31, 2003	93,262
Price-level restatement determined by Law 8200/91, included in revaluation reserve	(45,155)
Tax effects	(16,356)
	31,751

(c) **Treasury stock**

During the year ended December 31, 2002, the Company purchased 199,501 common shares from stockholders that decided not to participate in the 2001 corporate restructuring.

These stockholders received reimbursement of their investment based on the conditions of the Public Exchange Offer of Preferred Shares of IKPC – Indústrias Klabin de Papel e Celulose S.A. for common and preferred shares of Klabin S.A. (formerly Klabin Riocell S.A. – at the rate of 3.5 shares of Klabin Riocell S.A. for each IKPC share). This public offer was duly approved by the CVM and carried out based on the economic value of these companies, according to the economic and financial appraisals of independent appraisers as of September 23, 2000.

At March 31, 2003, the Company held 1,117,045 shares in treasury, at the average price of R$ 3.46, as shown below:

			Number of shares
	Common	Preferred	Total
Balance at December 31, 2001	22,328	895,216	917,544
Purchased from stockholders during the corporate restructuring	199,501		199,501
Balance at March 31, 2003	**221,829**	**895,216**	**1,117,045**

12 FINANCIAL INCOME (EXPENSES)

	Parent company		Consolidated	
	From: 1/01/2003 To: 3/31/2003	From: 1/01/2002 To: 3/31/2002	From: 1/01/2003 To: 3/31/2003	From: 1/01/2002 To: 3/31/2002
Financial income	7,907	3,355	11,843	6,847
Financial expenses	(154,609)	(69,129)	(171,505)	(78,269)
Exchange variations, net	(19,806)	(13,955)	(16,127)	(19,928)
	(166,508)	**(79,729)**	**(175,789)**	**(91,350)**

13 FINANCIAL INSTRUMENTS

(a) **Risk management**

Klabin S.A. and subsidiaries carry out transactions involving financial instruments, all recorded in asset and liability accounts, to meet their own needs as well as to reduce their exposure to market, currency and interest rate risks. They manage these risks by means of operating strategies, control policies and the determination of position limits. No transactions involving financial instruments of a speculative nature are carried out.

(b) Credit risk

These risks are managed by specific rules for acceptance of customers, credit analysis and determination of exposure limits by customer (no individual customer represents more than 10% of the total consolidated sales).

(c) Currency risk and derivatives

Klabin S.A. and its subsidiaries use derivative financial instruments to manage the foreign exchange risk of their liabilities or net exposure in U.S. dollars. Swap agreements are used to replace the foreign exchange variations on liabilities with the Interbank Deposit Certificate (CDI) interest rate. Gains or losses on these instruments are recorded in the statement of operations and as additions or reductions of the corresponding liabilities. During this quarter, a loss was recorded in the amount of R$ 69,741.

In addition, as approximately 37 % of the sales are in U.S. dollars, management believes that these sales represent a "natural hedge" of part of the liabilities in foreign currency.

Since the swap contracts referred to above are linked to the CDI variation, which reflects the daily changes in interest rates of transactions between financial institutions, management believes that there are no significant differences between the market values of these contracts and the balances in the financial statements.

(d) Interest rate risk

Klabin S.A. and its subsidiaries adopt conservative policies for funding and investing financial resources. The financial investments in the amount of R$ 11,022 – parent company and R$ 50,645 – consolidated (December 31, 2002 – R$ 2,545 parent company and R$ 58,871 – consolidated) substantially reflect market values at the end of the year.

14 RESTRICTIONS RELATED TO FINANCIAL INDEXES AND OTHER CONTRACTUAL OBLIGATIONS

Certain loan contracts require Klabin to maintain certain financial indexes which, if not achieved and not corrected on a timely basis, may result, at the related creditors' discretion, in acceleration of their repayment and consequent reclassification from long-term maturities to short-term, in a total amount of R$ 747,268 at March 31, 2003.

In view of the adverse situation of the financial market and as a result of the high currency devaluation in the year 2002, as mentioned in Note 2 above, the balances of foreign currency loans and related financial expenses increased to such an extent that the Company failed to comply with certain financial covenant indexes required in the contracts, notwithstanding the fact that all other contractual requirements, including payment of interest and principal, were being duly met. In conformity with the provisions of the contracts, Klabin has started negotiations (not finalized) with the creditors to adjust the contracted clauses and obtained, for the period up to December 31, 2002, the waiver of the creditors' right to require accelerated payment of referred debts.

In addition, up to the date of this Quarterly Information, no financial institution has required the acceleration of payment of Klabin's liabilities.

15 EUROBONDS

In 1996, the Company issued US$ 70 million in Eurobonds due in August 2004. Of this amount, US$ 47.6 million were purchased and are held by a group company.

05.01 – COMMENTS ON COMPANY PERFORMANCE DURING THE QUARTER

For a better understanding of the performance of the Klabin companies, we present our comments on the consolidated results of the operations for the quarter in section 08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE DURING THE QUARTER.

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR) 3/31/2003
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

(Unaudited)
Corporate Legislation

01.01 - IDENTIFICATION

1 – CVM CODE	2 – COMPANY NAME	3 – FEDERAL TAXPAYERS' REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

06.01 – CONSOLIDATED BALANCE SHEET – ASSETS (R$ thousands)

1 - CODE	2 - DESCRIPTION	3 – 3/31/2003	4 - 12/31/2002
1	Total assets	4,828,892	4,745,927
1.01	Current assets	1,139,020	1,021,844
1.01.01	Available funds	115,381	119,823
1.01.01.01	Cash and banks	64,736	60,952
1.01.01.02	Financial investments	50,645	58,871
1.01.02	Credits	550,329	473,035
1.01.02.01	Trade accounts receivable	688,433	680,899
1.01.02.02	Exchange acceptances and discounted trade notes	(150,347)	(220,563)
1.01.02.03	Allowance for doubtful accounts	(30,517)	(25,650)
1.01.02.04	Subsidiary and associated companies	42,760	38,349
1.01.03	Inventories	318,261	291,805
1.01.04	Others	155,049	137,181
1.01.04.01	Taxes and contributions recoverable	104,104	90,016
1.01.04.02	Prepaid expenses	20,281	23,681
1.01.04.03	Other accounts receivable	30,664	23,484
1.02	Long-term receivables	482,604	480,342
1.02.01	Sundry credits	0	0
1.02.02	Receivables from related parties	7,974	8,313
1.02.02.01	Associated companies	0	0
1.02.02.02	Subsidiary companies	7,974	8,313
1.02.02.03	Other related parties	0	0
1.02.03	Others	474,630	472,029
1.02.03.01	Deferred income tax and social contribution	282,186	281,457
1.02.03.02	Judicial deposits	130,588	120,254
1.02.03.03	Taxes for offset	26,072	25,151
1.02.03.04	Prepaid expenses	6,119	14,734
1.02.03.05	Other accounts receivable	29,665	30,433
1.03	Permanent assets	3,207,268	3,243,741
1.03.01	Investments	68,564	70,225
1.03.01.01	Investments in associated companies	16,704	16,772
1.03.01.02	Investments in subsidiary companies	33,818	35,304
1.03.01.03	Other investments	18,042	18,149
1.03.02	Property, plant and equipment	2,904,027	2,921,101
1.03.03	Deferred charges	234,677	252,415

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM) **(Unaudited)**
QUARTERLY INFORMATION (ITR) 3/31/2003 **Corporate Legislation**
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01 - IDENTIFICATION

1 – CVM CODE	2 – COMPANY NAME	3 – FEDERAL TAXPAYERS' REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

06.02 – CONSOLIDATED BALANCE SHEET – LIABILITIES AND STOCKHOLDERS' EQUITY (R$ thousands)

1 - CODE	2 – DESCRIPTION	3 – 3/31/2003	4 - 12/31/2002
2	Total liabilities and stockholders' equity	4,828,892	4,745,927
2.01	Current liabilities	2,096,448	2,031,405
2.01.01	Loans and financing	1,131,503	1,135,431
2.01.02	Debentures	524,206	482,705
2.01.03	Suppliers	246,042	231,842
2.01.04	Taxes, charges and contributions	69,655	36,298
2.01.04.01	Taxes recoverable	30,727	32,510
2.01.04.02	Provision for income tax and social contribution	38,928	3,788
2.01.05	Dividends payable	0	0
2.01.07	Payables to related parties	217	0
2.01.08	Others	124,825	145,129
2.01.08.01	Salaries, vacation pay and payroll charges	43,169	56,133
2.01.08.02	Other accounts payable	81,656	88,996
2.02	Long-term liabilities	1,521,739	1,566,618
2.02.01	Loans and financing	701,849	758,566
2.02.02	Debentures	564,000	564,000
2.02.04	Payable to related parties	0	0
2.02.05	Others	255,890	244,052
2.02.05.01	Deferred income tax and social contribution	7,886	8,231
2.02.05.02	Provision for contingency	215,113	199,471
2.02.05.03	Other accounts payable	32,891	36,350
2.03	Deferred income	0	2,605
2.03.01	Lease with jointly-controlled company	0	2,605
2.04	Minority interest	62,853	61,733
2.05	Stockholders' equity	1,147,852	1,083,566
2.05.01	Realized capital	800,000	800,000
2.05.02	Capital reserves	194,892	193,632
2.05.02.01	Special Law 8200/91	83,986	83,986
2.05.02.02	Share premium	109,646	109,646
2.05.02.03	Fiscal incentives	1,260	0
2.05.03	Revaluation reserves	93,262	93,799
2.05.03.01	Own assets	93,262	93,799
2.05.04	Revenue reserves	(3,865)	(3,865)
2.05.04.01	Legal	0	0
2.05.04.02	Statutory	0	0
2.05.04.03	Contingencies	0	0
2.05.04.04	Unrealized profits	0	0
2.05.04.05	Retained earnings	0	0
2.05.04.06	Special for unpaid dividends	0	0
2.05.04.07	Other revenue reserves	(3,865)	(3,865)
2.05.04.07.01	Treasury stock	(3,865)	(3,865)
2.05.05	Retained earnings (accumulated losses)	63,563	0

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM) (Unaudited)
QUARTERLY INFORMATION (ITR) 3/31/2003 Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01 - IDENTIFICATION

1 – CVM CODE	2 – COMPANY NAME	3 – FEDERAL TAXPAYERS' REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

07.01 – CONSOLIDATED STATEMENT OF OPERATIONS (R$ thousands)

1 - CODE	2 – DESCRIPTION	3- 1/01/2003 to 3/31//2003	4 - 1/01/2003 to 3/31/2003	5- 1/01/2002 to 3/31/2002	6 - 1/01/2002 to 3/31/2002
3.01	Gross sales and/or service revenues	979,721	979,721	630,484	630,484
3.02	Deductions	(111,242)	(111,242)	(72,465)	(72,465)
3.03	Net sales and/or services revenue	868,479	868,479	558,019	558,019
3.04	Cost of sales and/or services rendered	(434,818)	(434,818)	(322,941)	(322,941)
3.05	Gross profit	433,661	433,661	235,078	235,078
3.06	Operating income (expenses)	(333,361)	(333,361)	(222,257)	(222,257)
3.06.01	Selling	(113,981)	(113,981)	(77,406)	(77,406)
3.06.02	General and administrative	(35,907)	(35,907)	(40,133)	(40,133)
3.06.03	Financial	(175,789)	(175,789)	(91,350)	(91,350)
3.06.03.01	Financial income	3,115	3,115	6,217	6,217
3.06.03.02	Financial expenses	(178,904)	(178,904)	(97,567)	(97,567)
3.06.04	Other operating income	11,798	11,798	3,300	3,300
3.06.05	Other operating expenses	(19,415)	(19,415)	(16,843)	(16,843)
3.06.06	Equity in the earnings of subsidiaries	(67)	(67)	175	175
3.07	Operating profit	100,300	100,300	12,821	12,821
3.08	Non-operating income	1,268	1,268	(3,898)	(3,898)
3.08.01	Income	1,379	1,379	0	0
3.08.02	Expenses	(111)	(111)	(3,898)	(3,898)
3.09	Income before taxes/participations	101,568	101,568	8,923	8,923
3.10	Provision for income tax and social contribution	(36,477)	(36,477)	(9,861)	(9,861)
3.11	Deferred income tax	(1,043)	(1,043)	8,799	8,799
3.12	Statutory participations/contributions	0	0	0	0
3.12.01	Participations	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on capital	0	0	0	0
3.14	Minority interest	(840)	(840)	(223)	(223)
3.15	Income (loss) for the quarter	63,208	63,208	7,638	7,638
	NUMBER OF SHARES (units), ex-treasury stock	917,683,296	917,683,296	917,683,296	917,683,296
	Net income per share	0.06888	0.06888	0.00832	0.00832
	Loss per share				

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR) 3/31/2003
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

(Unaudited)
Corporate Legislation

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - FEDERAL TAXPAYERS' REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

08.01 – Comments on Consolidated Performance during the Quarter

Initial Considerations

The information presented herewith in connection with the Company's operations and financials consists of consolidated figures stated in local currency as per Brazilian Corporate Law, except where otherwise indicated.

Sales Volume and Net Revenue

R$ Million	1Q03	1Q02	4Q02	Change 1Q03/1Q02	Change 1Q03/4Q02
Sales Volume (1,000 ton)	452	441	491	3%	(8%)
Net Revenue	868	558	899	56%	(3%)
Gross Profit	434	235	450	84%	(4%)
Gross margin	50%	42%	50%		
EBIT	276	104	279	166%	(1%)
Net Income (Loss)	63	8	401		
EBITDA	361	181	366	99%	(1%)
EBITDA margin	42%	33%	41%		

Sales volume, excluding wood, increased 3% to 452 thousand tons in 1Q03 compared to 1Q02. In relation to 4Q02, it declined 8% due to seasonal effects in the first quarter of the year, particularly in the packaging segment.

Net revenue reached R$ 868 million in 1Q03, up 56% from 1Q02 but down 3% from R$ 899 million in 4Q02. Net revenue growth can be attributed to a steady improvement in prices despite a poorer demand for corrugated boxes. Furthermore, it reflects a recovery in international pulp prices, coupled with the positive effect of currency devaluation on export revenues.

Operating Result

Gross profit totaled R$ 434 million, up 84% from 1Q02 thanks to more favorable prices, higher sales volumes and a tight control over production costs. Gross margins amounted to 50% compared to 42% in 1Q02.

Operating result before net financial expenses (EBIT) reached R$ 276 million in 1Q03 against R$ 104 million 1Q02. Operating margins expanded from 19% to 32%, mainly due to the increase in gross profit, coupled with lower general and administrative expenses.

Higher export volumes (45% of total sales volume in 1Q03 versus 41% in 1Q02) caused dollar-denominated freight expenses to rise to R$ 62 million, as compared to R$ 47 million in 1Q02.

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR) 3/31/2003
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

(Unaudited)
Corporate Legislation

01.01 - IDENTIFICATION

1 – CVM CODE	2 – COMPANY NAME	3 – FEDERAL TAXPAYERS' REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

08.01 – Comments on Consolidated Performance during the Quarter

EBITDA

Although business in the first quarter is typically slower due to seasonal effects, EBITDA in 1Q03 gave continuity to the rising trend observed in 4Q02, totaling R$ 361 million, i.e. up 99% from 1Q02 and 1% down from 4Q02. EBITDA margin climbed to 42%, above the level attained in 4Q02, thanks to growing revenues and successful efforts towards operating cost efficiency.


R$ Million
EBITDA Margin
400
300
200
100
0
50%
40%
30%
20%
10%
0%
33
29
34
41
42
181
169
262
366
361
1Q02
2Q02
3Q02
4Q02
1Q03
EBITDA
EBITDA Margin

Below is the Company's cash generation (EBITDA) by business line over the period. The packaging segment includes packaging paper, corrugated boxes and multiwall bags (Brazil).

EBITDA per business segment

R$ Million	1Q02	2Q02	3Q02	4Q02	2002	1Q03
Packaging	126	127	170	257	680	249
Forestry	33	36	40	46	155	57
Market Pulp	26	21	57	75	179	74
Dissolving Pulp	10	7	16	15	49	13
Tissue Brazil	3	(1)	5	5	12	6
Tissue Argentina	1	1	1	0	3	1
Sacks Argentina	1	2	1	1	6	1
Newsprint	1	(1)	0	0	0	(15)
Corporate Expenses / Intercompany	(20)	(22)	(27)	(34)	(104)	(24)
Consolidated	**181**	**169**	**262**	**366**	**979**	**361**

Financial Result and Indebtedness

Net financial expenses totaled R$ 176 million in 1Q03 versus R$ 91 million in 1Q02. Net exchange variations reached R$ 16 million (9% of the total amount), now that the Company is less exposed to currency variations.

01.01 - IDENTIFICATION

1 – CVM CODE	2 – COMPANY NAME	3 – FEDERAL TAXPAYERS' REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

08.01 – Comments on Consolidated Performance during the Quarter

Gross debt fell from R$ 2,941 million in December 2002 to R$ 2,922 in March 2003. Forty-three per cent (43%) of this amount refers to long-term contracts with maturity dates extending to 2010.

Foreign currency debt represents 33% of Klabin's total indebtedness. Fifty-nine per cent (59%) of this amount refers to trade finance.

Net debt at the end of 1Q03 amounted to R$ 2,806 million or 70% of total capitalization, versus 71% in 4Q02.

Debt - Consolidated

R$ million	12/31/2002			3/31/2003		
	Currency		Total	Currency		Total
	Local	Foreign		Local	Foreign	
Short Term	899	719	1,618	968	688	1,656
Long Term	1,028	295	1,323	988	278	1,266
GROSS DEBT	**1,927**	**1,014**	**2,941**	1,955	966	2,922
Cash and Short Term Investments			(120)			(115)
NET DEBT			2,821			2,806

Higher cash generation improved the Company's net debt/EBITDA ratio from 3.4x in 1Q02 to 2.4x in 1Q03, as compared to 2.9x in 4Q02.

Net Result

Klabin reported a net profit of R$ 63 million in 1Q03, reflecting an excellent operating performance.

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM) (Unaudited)
QUARTERLY INFORMATION (ITR) 3/31/2003 Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01 - IDENTIFICATION

1 – CVM CODE	2 – COMPANY NAME	3 – FEDERAL TAXPAYERS' REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

08.01 – Comments on Consolidated Performance during the Quarter

Business Performance


Volume
1Q03
Sacks/ Envelopes 6%
Newsprint 7%
Market Pulp 15%
Corrugated Boxes 21%
Dissolving Pulp 4%
Tissue 9%
Others 1%
P&W 2%
Packaging Paper 35%


(*) Sales volume figures do not include wood


Net Revenue
1Q03
Newsprint 5%
Sacks/ Envelopes 9%
Market Pulp 11%
Corrugated Boxes 21%
Dissolving Pulp 4%
Tissue 18%
Others 2%
P&W 2%
Packaging Paper 28%

(*) Net Revenue consolidated 100%
Net revenue does include wood

01.01 - IDENTIFICATION

1 – CVM CODE	2 – COMPANY NAME	3 – FEDERAL TAXPAYERS' REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

08.01 – Comments on Consolidated Performance during the Quarter

Packaging Paper – Sales volume totaled 158 thousand tons in 1Q03, up 5% from 1Q02, while net revenue advanced 59% to R$ 255 million. This positive performance in terms of revenue resulted from the attainment of a new threshold in packaging paper exports, with Klabin's entry into new markets, aided by a stronger U.S. dollar over the period.

A highlight in this business segment is the adaptation of machine # 6, previously used to produce newsprint, for the manufacture of packaging paper products, most of which for the export market. The effects of this change will therefore be felt in 2Q03 results.

Corrugated Boxes – Although the first quarter of the year is generally a low season for corrugated boxes sales, they took longer than usual to bounce back in 2003 because inventories at major customers remained high and consumption declined more than projected. Consequently, sales volume totaled 94 thousand tons in 1Q03, down 22% from 1Q02. As per ABPO, corrugated boxes shipments in Brazil decreased by approximately 9% over the same period.

Net revenue reached R$ 193 million, up 36% from 1Q02 due to price stability.

Multiwall Bags – Sales volume expanded 3% to 28 thousand tons when compared to 1Q02. A slight decline in the building and food packaging industry prevented Klabin from selling more multiwall bags. However, higher exports and favorable international prices helped to increase net revenue by 62% to R$ 80 million in 1Q03.

Market Pulp – Favorable market conditions due to a reduction in NORSCAN's inventories pushed international pulp prices up and benefited Klabin's performance in this segment.

In 1Q03, the market pulp mill at Guaiba (RS) operated at 95% of its installed capacity. Thus, sales to third parties reached 66 thousand tons in 1Q03, up 28% from 1Q02 and 3% from 4Q02.

Net revenue jumped 121% to R$ 100 million when compared to 1Q02 as the result of higher sales and prices.

Dissolving Pulp – Due to the annual downtime for maintenance and operational adjustments, dissolving pulp sales slipped 4% to 20 thousand tons in 1Q03 as compared to 1Q02. On the other hand, sales revenue climbed 41% to R$ 35 million, thanks to more favorable prices.

Tissue – Higher exports, particularly of jumbo rolls, raised sales volume by 13% to 41 thousand tons, and net revenue by 63% to R$ 168 million in 1Q03, compared to 1Q02.

Newsprint – Sales totaled 33 thousand in 1Q03, generating net revenue of R$ 45 million. As already anticipated, Klabin terminated its joint venture with Norske Skog at the end of March. Machine # 6 was therefore adapted for the production of packaging paper.

Printing & Writing Paper – In 1Q03, printing & writing paper sales remained flat at 6 thousand tons when compared to 1Q02. However, net revenue improved 53% to R$ 16 million on account of price adjustments in this segment.

01.01 - IDENTIFICATION

1 – CVM CODE	2 – COMPANY NAME	3 – FEDERAL TAXPAYERS' REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

08.01 – Comments on Consolidated Performance during the Quarter

Wood – Klabin sold 655 thousand tons of pinus and eucalyptus logs to third parties in 1Q03, up 21% from the volume reported in 1Q02. Influenced by currency variations throughout the year and adverse climatic conditions in the northern hemisphere, with significant effects on lumber prices, net revenue grew 61% to R$ 55 million.

Sales by Market – Export volumes rose 13% to 203 thousand tons in 1Q03. Their share in total sales increased from 41% in 1Q02 to 45% in 1Q03.


Sales Volume by Market
45%
55%
41%
59%
1Q03
1Q02
Domestic Market Exports
Net Revenue by Market
37%
63%
31%
69%
1Q03
1Q02
Domestic Market Exports

(*) Sales volume figures do not include wood

(*) Net Revenue consolidated 100% Net revenue does include wood

Attendant to a strategy implemented by Klabin, export revenues expanded dramatically to R$ 355 million in 1Q03, up 85% from 1Q02. As a result, the share of exports in total net revenue rose from 31% in 1Q02 to 37% in 1Q03.

Exports should continue growing throughout the year 2003, favored by higher production of market pulp at Guaiba (RS) and as machine # 6 at Monte Alegre (PR) begins to manufacture packaging paper, mainly for the export market.

Capital Expenditures

Klabin invested R$ 45 million in 1Q03, R$ 14 million of which in the recycling plant at Correia Pinto (SC) and R$ 8 million in market pulp operations at Guaiba (RS). R$ 5 million were disbursed in the revamping of machine # 6 (MP6) for the production of packaging paper.

01.01 - IDENTIFICATION

1 – CVM CODE	2 – COMPANY NAME	3 – FEDERAL TAXPAYERS' REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

08.01 – Comments on Consolidated Performance during the Quarter

Net Revenue Breakdown

	1Q03	1Q02	Change
Sales Volume (tons)	**452,348**	**440,532**	**3%**
Exports	202,778	179,081	13%
Domestic Market	249,570	261,451	-5%
Net Revenue (R$ 000)	**868,479**	**558,019**	**56%**
Exports	329,665	181,580	82%
Domestic Market	538,814	376,439	43%

Note 1: The sales volume above considers 100% of the sales of Klabin Kimberly S.A., KCK Tissue S.A. and Norske Skog Klabin Comércio e Indústria Ltda.
Note 2: Net Revenue is stated in (R$) according to Brazilian Corporate Law.
Note 3: Sales volume figures do not include wood. Net revenue does include wood.

01.01 - IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – FEDERAL TAXPAYERS' REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

09.01 – INVESTMENTS IN SUBSIDIARY AND/OR ASSOCIATED COMPANIES

1-ITEM	2-COMPANY NAME	3 - CNPJ	4 - CLASSIFICATION	5 - % OF NET EQUITY OF INVESTEE	6 - % OF NET EQUITY OF THE INVESTOR
7 – TYPE OF COMPANY		8 – NUMBER OF SHARES IN THE QUARTER		9 – NUMBER OF SHARES IN THE PRIOR PERIOD	
01	KLABIN BACELL S.A.	69.037.133/0001-39	Unlisted subsidiary company	81.71	24.41
Commercial, Industrial and Other		2,965,362,140		2,965,362,140	
02	KLABIN KIMBERLY S.A.	02.290.277/0001-21	Unlisted subsidiary company	50.00	10.78
Commercial, Industrial and Other		7,728,608		7,728,608	
04	MIRCA LIMITED	. . / -	Unlisted subsidiary company	100.00	15.01
Commercial, Industrial and Other		3,000		3,000	

01.01 - IDENTIFICATION

1 – CVM CODE	2 – COMPANY NAME	3 – FEDERAL TAXPAYERS' REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

10.01 – CHARACTERISTICS OF PUBLIC OR PRIVATE DEBENTURES ISSUES

1 – ITEM	01
2 – ORDER NUMBER	4
3 – CVM REGISTRATION NUMBER	CVM/SRE/DEB/2002/048
4 – DATE OF REGISTRATION WITH CVM	12/27/2002
5 – SERIES ISSUED	FIRST
6 – TYPE OF ISSUE	SINGLE
7 – NATURE OF ISSUE	PUBLIC
8 – DATE OF ISSUE	12/15/2002
9 – DUE DATE	10/15/2004
10 – TYPE OF DEBENTURE	REAL
11 – REMUNERATION CONDITIONS	100% of the SELIC + 4.5% p.a.
12 – PREMIUM/DISCOUNT	
13 – NOMINAL VALUE (Reais)	100,000.00
14 – AMOUNT ISSUED (thousands of reais)	472,000
15 – DEBENTURES ISSUED (units)	4,720
16 – OUTSTANDING DEBENTURES (units)	4,720
17 – TREASURY DEBENTURES (units)	0
18 – REDEEMED DEBENTURES (units)	0
19 – CONVERTED DEBENTURES (units)	0
20 – DEBENTURES TO PLACE (units)	0
21 – DATE OF LAST RENEGOTIATION	
22 – DATE OF NEXT EVENT	

01.01 - IDENTIFICATION

1 – CVM CODE	2 – COMPANY NAME	3 – FEDERAL TAXPAYERS' REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

10.01 – CHARACTERISTICS OF PUBLIC OR PRIVATE DEBENTURES ISSUES

1 – ITEM	02
2 – ORDER NUMBER	4
3 – CVM REGISTRATION NUMBER	CVM/SRE/DEB/2002/049
4 – DATE OF REGISTRATION WITH CVM	12/27/2002
5 – SERIES ISSUED	SECOND
6 – TYPE OF ISSUE	SINGLE
7 – NATURE OF ISSUE	PUBLIC
8 – DATE OF ISSUE	12/15/2002
9 – DUE DATE	12/15/2005
10 – TYPE OF DEBENTURE	REAL
11 – REMUNERATION CONDITIONS	100% of SELIC + 4.5% p.a.
12 – PREMIUM/DISCOUNT	
13 – NOMINAL VALUE (Reais)	100,000.00
14 – AMOUNT ISSUED (thousands of reais)	564,000
15 – DEBENTURES ISSUED (units)	5,640
16 – OUTSTANDING DEBENTURE (units)	5,640
17 – TREASURY DEBENTURES (units)	0
18 – REDEEMED DEBENTURES (units)	0
19 – CONVERTED DEBENTURES (units)	0
20 – DEBENTURES TO PLACE (units)	0
21 – DATE OF LAST RENEGOTIATION	
22 – DATE OF NEXT EVENT	

15.01 – INVESTMENT PROJECTS

Klabin S.A. and its subsidiary companies invested R$ 45.5 million in the first quarter of 2003.

Klabin S.A.

Invested R$ 29.8 million in its operating divisions. These funds were used for normal replacements and in the following major projects:

- Project for rebuilding the MP6 of the Telêmaco Borba-PR Unit
- Conclusion of Guaiba-RS. (Riocell S.A.) unit expansion project
- Purchase of forests

Klabin Kimberly S.A. . (jointly-controlled subsidiary)

Invested R$ 13.9 million in replacements and in the construction of a Recycling Facility at the Correia Pinto – SC Unit.

Klabin Bacell S.A.

Invested R$ 1.5 million in assets and replacements.

KCK Tissue S.A. (jointly-controlled company)

Invested R$ 0.2 million in various assets.

Klabin Argentina S.A.

Invested R$ 0.1 million in various assets.

16.01 – OTHER INFORMATION THAT THE COMPANY DEEMS RELEVANT

CONSOLIDATED STATEMENT OF CASH FLOWS FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2003

Operating Activities	
Net income for the period	63,208
Expenses (income) not affecting cash and cash equivalents:	
. Depreciation, amortization and depletion	84,347
. Goodwill amortization	1,484
. Income from sale of property, plant and equipment	(1,278)
. Provision for loss on permanent assets	(4)
. Deferred income tax and social contribution	1,043
. Income tax and social contribution expense	36,477
. Interest and exchange variation on loans and financings	129,795
. Equity in the earnings of subsidiaries	67
. Exchange variation on foreign investments	9,604
. Minority interest	838
Decrease (increase) in assets	
. Investments in the financial market	3,445
. Accounts receivable	(77,294)
. Inventories	(26,456)
. Taxes recoverable	(17,127)
. Prepaid expenses	12,015
. Judicial deposits	(5)
. Other accounts receivable	(6,071)
Increase (decrease) in liabilities	
. Suppliers	14,417
. Taxes payable	(1,783)
. Provision for income tax and social contribution	23
. Salaries, vacation pay and payroll charges	(12,964)
. Provision for contingencies	15,642
. Deferred income	(2,605)
. Other accounts payable	(26,659)
Cash generated by operating activities (carried forward)	**200,159**

16.01 – OTHER INFORMATION THAT THE COMPANY DEEMS RELEVANT

Cash generated by operating activities (brought forward)	**200,159**
Investment activities:	
. Purchase of property, plant and equipment	(41,481)
. Increase in deferred asset	(2,966)
. Sale of property, plant and equipment	1,442
. Loan to related companies	5,533
. Other investments, net	108
Cash used in investment activities	**(37,364)**
Financing activities:	
. New financings	247,161
. Amortization of financings	(313,278)
. Payment of interest	(97,675)
Cash used in financing activities	**(163,792)**
Decrease in cash and cash equivalents	**(997)**
Opening balance of cash and cash equivalents	75,428
Closing balance of cash and cash equivalents	74,431
	(997)

17.01 - REPORT ON THE SPECIAL REVIEW - WITH EXCEPTION

April 25, 2003

To the Board of Directors and Stockholders
Klabin S.A.

1 We have carried out limited reviews of the Quarterly Information (ITR) of Klabin S.A. for the quarters ended March 31, 2003 and 2002. This information is the responsibility of the Company's management. The review of the accounting information relating to the jointly-controlled companies Klabin Kimberly S.A. and KCK Tissue S.A., for the quarters ended March 31, 2003 and 2002, included in the above mentioned Quarterly Information, was conducted by other independent accountants. Our report, insofar as it relates to the amount of these investments at March 31, 2003, in the amount of R$ 144,758 thousand (December 31, 2002 – R$ 142,086 thousand), and the equity in the results generated by them in the quarter then ended, in the amount of R$ 2,671 thousand (quarter ended March 31, 2002 – loss of R$ 8,411 thousand), as well as the respective assets and liabilities included in the Notes to the Quarterly Information, is based solely on the report of the other independent accountants.

2 Our reviews were carried out in conformity with specific standards established by the Institute of Independent Auditors of Brazil (IBRACON) in conjunction with the Federal Accounting Council (CFC) and mainly comprised: (a) inquiries of and discussions with management responsible for the accounting, financial and operating areas of the Company with regards to the main criteria adopted for the preparation of the quarterly information and (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on the Company's financial position and operations.

3 As mentioned in Note 14 to the Quarterly Information, although Klabin S.A. obtained the waiver of the requirement for the early maturity of certain debts for the period up to December 31, 2002, compliance with some of the respective required financial indices under the debt contracts was not achieved at March 31, 2003. This fact may result, at the creditors' discretion, in the acceleration of payment and consequent reclassification from long to short-term, in the total amount of de R$ 747,268 thousand.

4 Based on our limited reviews and on the reports of other independent accountants, except for the non-reclassification mentioned in paragraph 3 above, we are not aware of any significant adjustments which should be made to the quarterly information referred to in paragraph 1 in order that such information be stated in accordance with accounting practices adopted in Brazil applicable to the preparation of quarterly information, consistent with the Brazilian Securities Commission (CVM) regulations.

5 The Quarterly Information referred to in paragraph 1 also includes accounting information relating to the quarter ended December 31, 2002. We have audited this information at the time of its preparation, in connection with the audit of the financial statements, at that date on which we issued our report dated February 14, 2003, which included a qualification for the matter mentioned in paragraph 3.

17.01 – REPORT ON THE SPECIAL REVIEW – WITH EXCEPTION

6 Klabin S.A. has investments in companies located in Argentina, which have a balance at March 31, 2003 of R$ 59,204 thousand (December 31, 2002 – R$ 52,952 thousand). As mentioned in Note 6 (b) to the Quarterly Information, it is impracticable in the current circumstances to determine the possible effects on the Company's business or on the realization of its assets resulting from the economic measures adopted by the Government of Argentina.

7 Management's plans to comply with its financial obligations and the strengthening of its working capital are mentioned in Note 2 to the Quarterly Information. In light of the need for stabilizing its financial position, the Company's ability to continue as a going concern depends on the successful implementation of these plans. The financial statements referred to in paragraph 1 were prepared in accordance with accounting principles applicable to companies operating as a going concern and do not include any adjustments that might result from the uncertainties regarding the outcome of management's plans.

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5

Paulo Cesar Estevão Netto
Partner
Contador CRC 1RJ026365/T-6 "T" SP 002331

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM) (Unaudited)

QUARTERLY INFORMATION (ITR) 3/31/2003 Corporate Legislation

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01 - IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – FEDERAL TAXPAYERS' REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

SUBSIDIARY/ASSOCIATED COMPANY

1 – COMPANY NAME
KLABIN BACELL S.A.

18.01 – STATEMENT OF OPERATIONS OF THE SUBSIDIARY/ASSOCIATED COMPANY (R$ thousand)

1 – CODE	2 - DESCRIPTION	3- 1/01/2003 to 3/31/2003	4 - 1/01/2003 to 3/31/2003	5- 1/01/2002 to 3/31/2002	6 - 1/01/2002 to 3/31/2002
3.01	Gross sales and/or service revenues	36,057	36,057	29,555	29,555
3.02	Deductions	(95)	(95)	(83)	(83)
3.03	Net sales and/or services revenues	35,962	35,962	29,472	29,472
3.04	Cost of sales and/or services rendered	(26,396)	(26,396)	(21,610)	(21,610)
3.05	Gross profit	9,566	9,566	7,862	7,862
3.06	Operating income (expenses)	(3,006)	(3,006)	(5,530)	(5,530)
3.06.01	Selling	(917)	(917)	(1,798)	(1,798)
3.06.02	General and administrative	(1,227)	(1,227)	(989)	(989)
3.06.03	Financial	(862)	(862)	(2,743)	(2,743)
3.06.03.01	Financial income	(750)	(750)	30	30
3.06.03.02	Financial expenses	(112)	(112)	(2,773)	(2,773)
3.06.04	Other operating income	0	0	0	0
3.06.05	Other operating expenses	0	0	0	0
3.06.06	Equity in the earnings of subsidiaries	0	0	0	0
3.07	Operating profit	6,560	6,560	2,332	2,332
3.08	Non-operating income	120	120	(126)	(126)
3.08.01	Income	120	120	0	0
3.08.02	Expenses	0	0	(126)	(126)
3.09	Income before taxes and participation	6,680	6,680	2,206	2,206
3.10	Provision for income tax and social contribution	(1,932)	(1,932)	(1,002)	(1,002)
3.11	Deferred income tax	(124)	(124)	7	7
3.12	Statutory participations/contributions	0	0	0	0
3.12.01	Participations	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on capital	0	0	0	0
3.15	Net income (loss) for the period	4,624	4,624	1,211	1,211
	NUMBER OF SHARES (units), EX-TREASURY SHARES	3,629,082,578	3,629,082,578	3,621,233,948	3,621,233,948
	NET INCOME PER SHARE	0.00127	0.00127	0.00033	0.00033
	LOSS PER SHARE				

18.02 – COMMENTS ON PERFORMANCE OF SUBSIDIARY/ASSOCIATED COMPANY

Subsidiary/Associated company: KLABIN BACELL S.A.

For a better understanding of the performance of the Klabin companies, we present our comments on the consolidated results of operations for the period in section **08.01 – COMMENTS ON CONSOLIDATED PERFORMANCE DURING THE QUARTER.**

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM) (Unaudited)
QUARTERLY INFORMATION (ITR) 3/31/2003 Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01 - IDENTIFICATION

1 – CVM CODE	2 – COMPANY NAME	3 – FEDERAL TAXPAYERS' REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

SUBSIDIARY/ASSOCIATED COMPANY

1 – COMPANY NAME
KLABIN KIMBERLY S.A.

18.01 – STATEMENT OF OPERATIONS OF THE SUBSIDIARY/ASSOCIATED COMPANY (R$ thousand)

1 - CODE	2 – DESCRIPTION	3- 1/01/2003 to 3/31/2003	4 - 1/01/2003 to 3/31/2003	5- 1/01/2002 to 3/31/2002	6 - 1/01/2002 to 3/31/2002
3.01	Gross sales and/or service revenues	176,250	176,250	113,804	113,804
3.02	Deductions	(27,532)	(27,532)	(18,990)	(18,990)
3.03	Net sales and/or services revenues	148,718	148,718	94,814	94,814
3.04	Cost of sales and/or services rendered	(98,992)	(98,992)	(63,992)	(63,992)
3.05	Gross profit	49,726	49,726	30,822	30,822
3.06	Operating (expenses) income	(51,936)	(51,936)	(35,296)	(35,296)
3.06.01	Selling	(37,822)	(37,822)	(25,776)	(25,776)
3.06.02	General and administrative	(5,706)	(5,706)	(4,604)	(4,604)
3.06.03	Financial	(5,546)	(5,546)	(2,070)	(2,070)
3.06.03.01	Financial income	1,042	1,042	1,054	1,054
3.06.03.02	Financial expenses	(6,588)	(6,588)	(3,124)	(3,124)
3.06.04	Other operating income	22	22	0	0
3.06.05	Other operating expenses	(2,884)	(2,884)	(2,846)	(2,846)
3.06.06	Equity in the earnings of subsidiaries	0	0	0	0
3.07	Operating profit (loss)	(2,210)	(2,210)	(4,474)	(4,474)
3.08	Non-operating income	246	246	(32)	(32)
3.08.01	Income	252	252	0	0
3.08.02	Expenses	(6)	(6)	(32)	(32)
3.09	Income (loss) before taxes/participations	(1,964)	(1,964)	(4,506)	(4,506)
3.10	Provision for income tax and social contribution	(1,558)	(1,558)	0	0
3.11	Deferred income tax	1,896	1,896	1,210	1,210
3.12	Statutory participations/contributions	16	16	(2)	(2)
3.12.01	Participations	16	16	(2)	(2)
3.12.01.01	Minority interest	16	16	(2)	(2)
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on capital	0	0	0	0
3.15	Net income (loss) for the period	(1,610)	(1,610)	(3,298)	(3,298)
	NUMBER OF SHARES (units), EX-TREASURY STOCK	15,457,216	15,457,216	15,457,216	15,457,216
	NET INCOME PER SHARE				
	LOSS PER SHARE	(0.10416)	(0.10416)	(0.21336)	(0.21336)

18.02 – COMMENTS ON PERFORMANCE OF SUBSIDIARY/ASSOCIATED COMPANY

Subsidiary/Associated company: KLABIN KIMBERLY S.A.

For a better understanding of the performance of the Klabin companies, we present our comments on the consolidated results of operations for the period in section **08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE DURING THE QUARTER.**

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM) (Unaudited)
QUARTERLY INFORMATION (ITR) 3/31/2003 Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01 - IDENTIFICATION

1 – CVM CODE	2 – COMPANY NAME	3 – FEDERAL TAXPAYERS' REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

SUBSIDIARY/ASSOCIATED COMPANY

1 – COMPANY NAME
MIRCA LIMITED

18.01 – STATEMENT OF OPERATIONS OF SUBSIDIARY/ASSOCIATED COMPANY (R$ thousands)

1 - CODE	2 – DESCRIPTION	3- 1/01/2003 to 3/31/2003	4 - 1/01/2003 to 3/31/2003	5- 1/01/2002 to 3/31/2002	6 - 1/01/2002 to 3/31/2002
3.01	Gross sales and/or service revenues	0	0	0	0
3.02	Deductions	0	0	0	0
3.03	Net sales and/or service revenues	0	0	0	0
3.04	Cost of sales and/or services rendered	0	0	0	0
3.05	Gross profit	0	0	0	0
3.06	Operating income (expenses)	5,068	5,068	1,632	1,632
3.06.01	Selling	0	0	0	0
3.06.02	General and administrative	(5)	(5)	(4)	(4)
3.06.03	Financial	5,073	5,073	1,636	1,636
3.06.03.01	Financial income	6,611	6,611	3,190	3,190
3.06.03.02	Financial expenses	(1,538)	(1,538)	(1,554)	(1,554)
3.06.04	Other operating income	0	0	0	0
3.06.05	Other operating expenses	0	0	0	0
3.06.06	Equity in the earnings of subsidiaries	0	0	0	0
3.07	Operating profit	5,068	5,068	1,632	1,632
3.08	Non-operating income	0	0	0	0
3.08.01	Income	0	0	0	0
3.08.02	Expenses	0	0	0	0
3.09	Income before taxes/participations	5,068	5,068	1,632	1,632
3.10	Provision for income tax and social contribution	0	0	0	0
3.11	Deferred income tax	0	0	0	0
3.12	Statutory participations/contributions	0	0	0	0
3.12.01	Participations	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on capital	0	0	0	0
3.15	Net income (loss) for the period	5,068	5,068	1,632	1,632
	NUMBER OF SHARES (units), EX-TREASURY	3,000	3,000	1	1
	NET INCOME PER SHARE	1,689.33333	1,689.33333	1,632,000.00	1,632,000.00
	LOSS PER SHARE				

18.02 - COMMENTS ON PERFORMANCE OF SUBSIDIARY/ASSOCIATED COMPANY

Subsidiary/Associated company: MIRCA LIMITED

For a better understanding of the performance of the Klabin companies, we present our comments on the consolidated results of operations for the period in section **08.01 - COMMENTS ON THE CONSOLIDATED PERFORMANCE DURING THE QUARTER.**